Amendment to

Management Agreement

THIS AMENDMENT, effective as of September 14, 2016, by and between Copeland Trust, statutory trust organized under the laws of the State of Delaware (“the Trust”), and Copeland Capital Management, LLC, a limited liability corporation organized under the laws of the State of Delaware (“Copeland Capital”).

WHEREAS, Copeland Capital and the Trust are parties to a Management Agreement dated December 9, 2010, as amended on November 30, 2012 and November 17, 2015 (the Agreement”); and

WHEREAS, the current term of the Management Agreement will end as of the close of business on December 9, 2016 with respect to the Copeland Risk Management Dividend Growth Fund, November 30, 2016 with respect to the Copeland International Risk Management Dividend Growth Fund and November 17, 2017 with respect to the Copeland International Small Cap Dividend Growth Fund;

WHEREAS, the parties wish to amend Section 9 of the Agreement to change the termination dates with respect to each of the Trust’s Funds to June 30, 2017 (which is less than one year than it could be extended with respect to the Copeland Risk Management Dividend Growth Fund and the Copeland International Risk Management Dividend Growth Fund and which is less than the initial two year term of the Copeland International Small Cap Dividend Growth Fund) so that they coincide with each other and with the Board’s annual contract renewal meeting; and

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Section 9. Duration and Termination of this Agreement is hereby deleted in its entirety and replaced with the following:

“Section 9. DURATION AND TERMINATION OF THIS AGREEMENT

The term of this Agreement shall begin on the date of this Agreement for each Fund that has executed an Exhibit hereto as of the date of this Agreement and shall continue in effect with respect to each Fund, unless sooner terminated as hereinafter provided, until the close of business on November 30, 2016. Thereafter, this Agreement shall continue in effect until June 30, 2017 and from year to year thereafter, subject to termination as hereinafter provided, if such continuance is approved at least annually by (a) a majority of the outstanding voting securities of such Fund or by vote of the Trust’s Board of Trustees, cast in person at a meeting called for the purpose of voting on such approval, and (b) by vote of a majority of the Trustees of the Trust who are not parties to this Agreement or “interested persons” of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval. If a Fund is added pursuant to an Exhibit executed after the date of this Amendment, this Agreement shall become effective with respect to that Fund upon execution of the applicable Exhibit and shall continue in effect until June 30 of the year following the year of such execution and from year to year thereafter, subject to approval as described above.”

2.	Miscellaneous.

(a)	Except as amended hereby, the Management Agreement shall remain in full force and effect.
(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

COPELAND TRUST

By: _/s/ Steven J. Adams

Name: Steven J. Adams

Title: Vice President and Treasurer

COPELAND CAPITAL MANAGEMENT, LLC

By: _/s/ Mark W. Giovanniello_

Name: Mark W. Giovanniello

Title: Chief Investment Officer